EXHIBIT 99.1

We, or our executive officers and directors on our behalf, may from time to time make “forward looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements may be contained in reports and other documents that we file with the SEC or may be oral statements made by our executive officers and directors to the press, potential investors, securities analysts and others. These forward looking statements could involve, among other things, statements regarding our intent, belief or expectation with respect to:

•	our results of operations and financial condition;

•	the Chapter 11 bankruptcy reorganization;

•	the consummation of financial transactions and their effect on our business; and

•	our plans and objectives for future operations.

Any forward looking statements would be subject to risks and uncertainties that could cause our actual results of operations, financial condition, financing transactions, operations, and other events to differ materially from those expressed or implied in such forward looking statements. Any forward looking statements would be subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions generally. These assumptions would be based on facts and conditions as they exist at the time the forward looking statements are made as well as predictions as to future facts and conditions. These future facts and conditions may be difficult for us to predict accurately and may involve the assessment of events beyond our control. Further, our business is subject to a number of risks that would affect any such forward looking statements. These risks include, among other things, the following:

We face significant challenges in connection with our bankruptcy reorganization.

On March 31, 2004, the Debtors filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Georgia. The Debtors are currently operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code.

We are continuing the process of stabilizing the businesses of the Debtors and evaluating the Debtors’ operations before beginning the development of a plan of reorganization. After a plan of reorganization is filed with the Bankruptcy Court, the plan, along with a disclosure statement approved by the Bankruptcy Court, will be sent to creditors, equity holders and parties in interest in order to solicit acceptance of the plan. Following the solicitation, the Bankruptcy Court will consider whether to confirm the plan. When proposed, our plan of reorganization may not receive the requisite acceptance by creditors, equity holders and parties in interest, or the Bankruptcy Court may not confirm the proposed plan. Moreover, even if a plan of reorganization receives the requisite acceptance by creditors, equity holders and parties in interest and is approved by the Bankruptcy Court, the plan may not be viable.

In addition, due to the nature of the reorganization process, actions may be taken by creditors and parties in interest that may have the effect of preventing or unduly delaying confirmation of a plan of reorganization in connection with the Chapter 11 process. Accordingly, we can provide no assurance as to whether or when a plan of reorganization may be confirmed in the Chapter 11 process.

We face uncertainty regarding the adequacy of our capital resources and have limited access to additional financing.

We are currently operating under a $145.0 million Debtor in Possession (“DIP”) financing facility. Up to $40.0 million of the DIP financing facility is available during the interim period, which expires April 28, 2004. A hearing for final approval of the DIP financing facility is scheduled for April 27, 2004. There can be no assurance that the facility will be extended or that permanent DIP financing will be provided and approved.

Additionally, the DIP facility contains covenants requiring among other things, that we maintain minimum levels of earnings before certain corporate items, interest, taxes, depreciation and amortization (“Operating EBITDA”) and strict compliance with a weekly cash flow budget. There can be no assurance that we will be able to consistently comply with these and other highly restrictive covenants in our DIP facility.

In addition to the cash requirements necessary to fund ongoing operations, we anticipate that we will incur significant professional fees and other restructuring costs in connection with the Chapter 11 process and the restructuring of our business operations. We cannot assure you that these amounts of cash availability from operations and from our DIP facility will be sufficient to fund operations until such time as we are able to propose a plan of reorganization that will receive the requisite acceptance by creditors, equity holders and parties in interest and be confirmed by the Bankruptcy Court. In the event that cash flows and available borrowings under the DIP Facility are not sufficient to meet our cash requirements, we may be required to seek additional financing. We can provide no assurance that additional financing would be available or, if available, offered on acceptable terms.

As a result of the Chapter 11 process and the circumstances leading to the bankruptcy filing, our access to additional financing is, and for the foreseeable future will likely continue to be, very limited. Our long-term liquidity requirements and the adequacy of our capital resources are difficult to predict at this time, and ultimately cannot be determined until a plan of reorganization has been developed and is confirmed by the Bankruptcy Court in the Chapter 11 process.

We are subject to restrictions on the conduct of our business.

The Debtors are operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code. Under applicable bankruptcy law, during the pendency of the Chapter 11 process, the Debtors will be required to obtain the approval of the Bankruptcy Court prior to engaging in any transaction outside the ordinary course of business. In connection with an approval, creditors and parties in interest may raise objections to the approval and may appear and be heard at any hearing with respect to the approval. Accordingly, although the Debtors may sell assets and settle liabilities (including for amounts other than those reflected on the Debtors’ financial statements) with the approval of the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will approve any sales or settlements proposed by the Debtors. The Bankruptcy Court also has the authority to oversee and exert control over the Debtors’ ordinary course operations.

The DIP financing facility contains financial covenants which requires us to maintain minimum levels of earnings before certain corporate items, interest, taxes, depreciation, and amortization (“Operating EBITDA”), as defined, as early as May 2004 and thereafter. Capital expenditures are restricted to $1.2 million during any month and $11.5 million over the duration of the facility. In addition, the DIP financing facility also imposes restrictions relating to, among other things, asset sales, incurrence or guarantee of debt, acquisitions, sale or discount of receivables, certain payments and investments, affiliate and subsidiary transactions, payment of dividends and repurchases of stock, derivatives, and excess cash. The DIP financing facility also requires strict adherence with a weekly cash flow budget and that proceeds from sales of certain assets be used to repay specified borrowings and permanently reduce the commitment amount under the facility. Failure to satisfy these covenants could result in an event of default that could cause, absent the receipt of appropriate waivers, an interruption in cash availability, which could cause an interruption of our normal operations.

As a result of the restrictions described above, our ability to respond to changing business and economic conditions may be significantly restricted and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us.

Our financial statements assume we can continue as a “going concern”.

Our consolidated financial statements included elsewhere in this Annual Report have been prepared assuming we can continue as a “going concern.” Because of the Chapter 11 process and the circumstances leading to the bankruptcy filing, it is possible that we may not be able to continue as a “going concern.” Our continuation as a “going concern” is dependent upon, among other things, confirmation of a plan of reorganization, our ability to comply with the terms of the DIP Facility, our ability to obtain financing upon exit from bankruptcy and our ability to generate sufficient cash from operations to meet our obligations. If the “going concern” basis is not appropriate for our consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the revenues and expenses reported and the balance sheet classifications used.

In addition, the amounts reported in the consolidated financial statements included in this Annual Report do not reflect adjustments to the carrying value of assets or the amount and classification of liabilities that ultimately may be necessary as the result of a plan of reorganization. Adjustments necessitated by a plan of reorganization could materially change the amounts reported in the consolidated financial statements included in this Annual Report.

A decline in general economic or political conditions and the cyclicality of the textile industry could have a material adverse effect on our results of operations and financial condition.

Domestic demand for textile products, including consumer demand for textile products at the retail level, tends to vary with the business cycle of the U.S. economy as well as changes in the global economy and global political conditions. A decline in general economic conditions may adversely affect demand for our products, which could cause sales of our products to decrease. In addition, the popularity, supply and demand for particular textile products may change significantly from year to year based upon prevailing fashion trends and other factors. These factors historically have contributed to fluctuations in the sales and profitability of certain textile products and in our results of operations. In our engineered products business, a decrease in the demand for the automotive products in which our products are used due to economic or other reasons could adversely affect our net sales and profitability in that segment. A decline in the demand for textile products or an increase in the supply of textile products due to expansion of capacity within the textile industry, changes in fashion trends or deteriorating economic conditions could have a material adverse effect on our results of operations and financial condition.

Our industry is highly competitive and our success depends on our ability to compete effectively.

The textile industry is highly competitive. We sell our products primarily to domestic customers and compete with both large, vertically integrated textile manufacturers and numerous smaller companies specializing in limited segments of the market. Our competitors include both domestic and foreign companies, a number of which are larger in size and have significantly greater financial resources and, in the case of foreign competitors, lower labor costs than we do. Imports of foreign-made textile and apparel products are a significant source of competition for us. Competition in the form of imported textile and apparel products, pricing strategies of domestic competitors and the proliferation of newly styled fabrics competing for fashion acceptance affect our business environment.

The primary competitive factors in the textile industry include price, product styling and differentiation, quality, flexibility of production and finishing, delivery time and customer service. The needs of particular customers and the characteristics of particular products determine the importance of these factors. To the extent that one or more of our competitors gains an advantage with respect to any key competitive factor, our business could be materially adversely affected. In addition, import protections afforded to foreign textile manufacturers could make our products less competitive and have a material adverse effect on our results of operations and financial condition.

We may be unable to implement the manufacturing cost reductions, efficiencies and other improvements necessary to maintain or increase our profitability.

During the past several years, we have completed manufacturing consolidations in order to improve operating costs and to increase our capacity utilization at our manufacturing facilities. If we are unable to achieve additional cost reductions, efficiencies and other improvements in our operations and manufacturing facilities, we may be unable to keep pace with our competitors’ cost or price reductions to an extent necessary to maintain or increase our market share without adversely affecting our level of profitability. As a result, our net sales and profitability may be adversely affected.

Fluctuations in the price of raw materials or shortages of supply could adversely affect our business.

Our primary raw material is cotton. By law, U.S. textile companies are generally prohibited from importing cotton, subject to certain exceptions that take effect primarily when U.S. cotton prices exceed world cotton prices for a period of time. From time to time, domestic cotton prices have exceeded world prices, which creates a competitive disadvantage for us and other domestic textile manufacturers. The U.S. government has taken legislative action to improve the price imbalance, but there can be no assurance that this will continue to be the case. U.S. cotton prices are also affected by general economic conditions as well as the demand for U.S. cotton in world markets and may increase or decrease depending on other market variables at the time. Prevailing cotton prices significantly impact our production costs, and price increases could have a material adverse effect on our results of operations and financial condition.

In connection with our purchase of cotton, we generally seek to purchase sufficient amounts of cotton to cover existing order requirements, which average approximately three months of production. We may shorten or lengthen that period in accordance with our perception of the direction of cotton prices. We may purchase cotton in advance of orders on terms that we deem advantageous and, while we do not speculate on the price of cotton, we may hedge prices from time to time through forward contracts and in the futures and options markets. We cannot assure you that these transactions will not result in higher costs to us or will protect us from fluctuations in cotton prices.

Further, since cotton is an agricultural product, its supply and quality are subject to forces of nature. Any material shortage or interruption in the supply, variations in the quality of cotton by reason of weather, infestations or any other factor that would result in an increase in the cost of cotton could have a material adverse effect on our results of operations and financial condition.

We also use significant quantities of polyester in the manufacture of our products. The price of polyester is influenced by demand, manufacturing capacity and costs, petroleum prices, cotton prices and the cost of polymers used in producing polyester. Any significant prolonged petrochemical shortages could significantly decrease the availability of polyester and could cause a significant increase in the demand for cotton. Such conditions could decrease the availability of cotton and result in increased prices for cotton and polyester. Any of these events could have a material adverse effect on our results of operations and financial condition. See “Business–Raw Materials.”

We may have difficulty in maintaining relationships with our suppliers.

We may have difficulty in maintaining existing relationships with our suppliers or creating new relationships with suppliers as a result of the Chapter 11 process. Our suppliers may stop providing materials to us or provide materials on a “cash on delivery” or “cash on order” basis, or on other terms that could have an adverse impact on our short-term cash flow.

We hold important licenses, the loss of which could adversely affect our business.

We hold licenses to use well-known trademarks and trade names to market our products. These licenses generally require the payment of royalties based on net sales, including the payment of minimum annual royalties, and generally have three-year terms. We cannot assure you that we will be able to renew these licenses on acceptable terms upon their expiration or will be able to acquire new licenses to use other popular trademarks. As a result of the Chapter 11 process, we may have added difficulty in renewing licenses or acquiring new licenses. The loss of significant third-party licenses could reduce our net sales and have an adverse effect on our results of operations and financial condition.

If we fail to identify fashion trends, we could lose market position and our financial performance could be negatively impacted.

The success of many of our products is dependent upon early identification of consumer preferences for fabric designs, colors and styles. A failure on our part to identify fashion trends in time to introduce products and fabrics consistent with those trends could have an adverse effect on acceptance of our products by consumers and a corresponding adverse effect on our results of operations due to costs associated with failed product introductions and reduced sales.

If we are unable to fund our capital expenditure requirements we may fail to remain competitive.

The textile manufacturing industry is capital intensive. Accordingly, to remain competitive we must continually maintain and modernize our manufacturing processes, plants and equipment. We expect to invest approximately $11 million in capital expenditures during fiscal 2004.

We expect to finance our capital expenditures primarily with cash from operations and our DIP facility. To the extent these sources of funds are insufficient to meet our ongoing capital expenditures requirements, we would need to curtail or delay capital spending plans. We cannot guarantee that we can obtain financing when needed or on terms acceptable to us. If we fail to make capital expenditures necessary to maintain our manufacturing operations, our competitive position may suffer.

U.S. governmental policies regarding imports could make it difficult for our products to compete effectively with imported textile products.

The domestic textile market is subject to various U.S. governmental policies affecting raw material costs and product supply. In addition, the policies of foreign governments may, directly or indirectly, affect the domestic market. Because U.S. textile companies are generally prohibited from importing cotton, we must purchase substantially all of our cotton in the domestic market. From time to time, price imbalances between world and domestic cotton prices have existed. Because U.S. agricultural policies affect the availability and cost of cotton, we may experience increased cotton costs that we cannot entirely pass on to our customers.

The extent of import protection afforded by the U.S. government to domestic textile producers has been, and is likely to remain, subject to considerable domestic political deliberation. In view of the labor cost advantages and the number of foreign producers of textile products that compete with certain of our products, substantial elimination of import protection for domestic textile manufacturers could have a material adverse effect on our business. In 1995, the World Trade Organization, or the WTO, established mechanisms to progressively liberalize world trade in textiles and clothing by phasing out quotas and reducing duties over a 10-year period beginning in January 1995. The selection of products at each phase is made by each importing country and must be drawn from each of the four main textile groups: tops and yarns, fabrics, made-up textile products and apparel. In 2000, Congress passed and the President signed the African Growth and Opportunity Act, which is intended to promote growth and economic prosperity of certain sub-saharan African countries through, among other things, greater duty free access to U.S. markets. The elimination of quotas and the reduction of tariffs under the WTO and the African Growth and Opportunity Act may result in increased imports of certain textile products and apparel into North America. These factors could make our products less competitive against low cost imports from developing countries.

NAFTA, which was entered into by Canada, Mexico and the U.S., has created the world’s largest free-trade zone. The agreement contains safeguards that were sought by the U.S. textile industry, including a rule of origin requirement that products be processed in one of the three countries in order to benefit from NAFTA. NAFTA will phase out all trade restrictions and tariffs on textiles and apparel among the three countries. The Caribbean Basin Trade Partnership Act, which was enacted in 2000, extends similar treatment to certain Caribbean basin countries. There can be no assurance that the removal of these barriers to trade will not in the future have a material adverse effect on our results of operations and financial condition.

The value of our common stock is highly speculative.

As a result of the amount of pre-petition indebtedness and the availability of the “cram down” provisions of the Bankruptcy Code described in “Item 1. Business – Proceedings Under Chapter 11 of the Bankruptcy Code” in this Annual Report, the holders of our common stock may receive no value for their interests under a plan of reorganization. Because of this possibility, the value of our common stock is highly speculative and any investment in our common stock would pose a high degree of risk. Potential investors in our common stock should consider the highly speculative nature of our common stock prior to making any investment decision with respect to our common stock.

We must comply with numerous environmental, health and safety laws and regulations, which could involve substantial costs. If we fail to comply, we may have to pay large penalties.

We must comply with various federal, state and local environmental laws and regulations limiting, among other things, the discharge of pollutants and the storage, handling and disposal of a variety of substances, including some substances that contain constituents considered hazardous under environmental laws. Our dyeing and finishing operations result in the discharge of substantial quantities of wastewater and emissions to the atmosphere. Our operations also must comply with laws and regulations relating to workplace safety and worker health which, among other things, establish cotton dust, formaldehyde, asbestos and noise standards, and regulate the use of hazardous chemicals in the workplace. At several of our sites, soil or groundwater contamination from past operations is subject to investigation and cleanup. Treatment costs of air emissions and wastewater discharges, as well as other environmental and health and safety costs have increased moderately over the past several years. We cannot assure you that our environmental or health and safety liabilities and costs will not increase materially in the future and have a material adverse effect on our cash flow.

In addition, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted. We also cannot predict the amount of future expenditures that may be required in order to comply with these environmental or health and safety laws or regulations. We have several environmental matters pending, and we cannot assure you that the resolution of these matters, or the discovery of any additional sites alleged to have been contaminated by our operations or those of our predecessors, will not have an adverse effect on our results of operations and financial condition.

We have several customers that account for a large portion of our net sales. The loss of, or significant decline in our sales to, any of our large customers could adversely affect our business.

We market our home fashions products, apparel fabrics and engineered products to over 1,800 customers. In fiscal 2003, our top five home fashions products customers accounted for 61% of our net sales attributable to home fashions products, and our top five apparel fabrics customers accounted for 35% of our net sales attributable to apparel fabrics. During fiscal 2003, our largest home fashions products customer accounted for 19% of our net sales, and our largest apparel fabrics customer accounted for 3% of our net sales.

We do not operate under a long-term supply contract with any of our customers. We may have difficulty in maintaining existing relationships with our customers or creating new customer relationships as a result of the Chapter 11 process. The loss of any of the top five home fashions products customers or apparel fabrics customers could have a material adverse effect on our net sales attributable to such product lines.

Some of our customers, including Kmart Corporation, have experienced significant difficulties during the past several years, which could have a material adverse effect on our financial condition and results of operations.

During the past several years, various retailers, including some of our customers, have experienced significant changes and difficulties including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. In January 2002, one of these customers, Kmart Corporation, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and has subsequently announced the closing of in excess of 28% of its stores. In fiscal 2003, sales to Kmart accounted for approximately 19% of our net sales. We cannot assure you that the Kmart bankruptcy and related events will not in the future result in significantly reduced sales to Kmart or otherwise have a material adverse effect on our results of operations and financial condition.

In addition, the financial problems of Kmart and some of our other customers increase the risk of extending credit to these retailers. A significant adverse change in a customer or its financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s receivables or limit our ability to collect amounts related to previous purchases by that customer, all of which could have a material adverse effect on our results of operation and financial condition.

There are risks associated with our operations in Mexico.

We operate a garment manufacturing plant in Mexico. The Mexican government has exercised and continues to exercise significant influence over many aspects of the Mexican economy. Further, as recently as 1995, the Mexican economy experienced a crisis characterized by exchange rate instability, significant devaluation of the peso, high inflation, high interest rates and negative economic growth. We cannot assure you that these conditions will not reoccur in the future. Actions by the Mexican government, future developments in the Mexican economy and Mexico’s general political, social or economic situation may impact textile operations in Mexico generally and disrupt or impede our operations in Mexico. In addition, our operations in Mexico are subject to a number of risks not necessarily faced by our domestic operations such as work stoppages, transportation delays and interruptions, political instability, economic disruptions, expropriation, the imposition of tariffs and changes in governmental policies. The occurrence of any of these events could have an adverse effect on our Mexican operations. During fiscal 2003, we incurred losses in our Mexican operations.

We depend on outside production sources.

In fiscal 2003, we sourced approximately 17% of our manufacturing requirements from third parties. We expect to increase outside sourcing of our products and sourcing of product components. We cannot assure you that these sources of production will be reliable or that our dependence on such outside sources will not result in inefficiencies that could have a material adverse effect on our results of operations and financial condition. In addition, as a result of the Chapter 11 process, our third party producers may stop providing services to us or provide services on a “cash on delivery” or “cash on order” basis, or on other terms that could have an adverse impact on our short-term cash flow.

Foreign imports create significant competition, which may adversely affect our business.

Imports of foreign-made textile and apparel products are a significant source of competition for us as well as other domestic textile manufacturers. Many foreign textile manufacturers have lower cost structures than domestic textile manufacturers, due primarily to significantly lower labor costs, and enjoy other competitive advantages due to various factors such as the strength of the U.S. dollar compared to foreign currencies. Although our domestic manufacturing presence has enabled us to shorten production and lead times for our domestic customers which generally enables us to respond more quickly than foreign producers to changing fashion trends and our domestic customers’ tight production schedules, we cannot assure you that we will be able to compete effectively with imported foreign-made textile products.

Our reorganization will require substantial effort by management.

Our senior management may be required to expend a substantial amount of time and effort structuring a plan of reorganization, which could have a disruptive impact on management’s ability to focus on the operation of our business.

We rely on key management.

Our success is dependent upon the talents and efforts of a small number of key management personnel including Joseph L. Lanier, Jr., our chairman and chief executive officer, Thomas L. Muscalino, our president and chief operating officer, and Barry F. Shea, our chief financial officer. The loss of such management personnel could have an adverse effect on our business. We have recently lost key management personnel and, as a result of the Chapter 11 process, we may have added difficulty attracting qualified personnel in the future.

A portion of our workforce is unionized and labor disruptions could have a material adverse effect on our results of our operations and profitability.

As of January 3, 2004, approximately 61% of our hourly employees, including 97% of our hourly employees in our Danville, Virginia facilities, worked under collective bargaining agreements. Our collective bargaining agreement for our Danville employees will expire in fiscal 2005. We also have a collective bargaining agreement for our unionized workers in our Mexican facility. While we believe that our relations with our employees are good, we cannot assure you that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could have a material adverse effect on our business, including our results of operations and financial condition. In particular, a labor dispute with the union representing employees in Danville could materially adversely affect our ability to produce home fashions and apparel fabrics products and could result in a deterioration of those businesses. See “Business—Employees.”